UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934
or
Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934

0-20312
Commission File Number

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

4050 Calle Real
Santa Barbara, California 93110
Telephone: (805) 696-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

Neil A. Johnson
Fidelity National Information Solutions, Inc.
4050 Calle Road
Santa Barbara, California 93110

Common Stock, Par Value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)
☐	Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)
☐	Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)
☐	Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6
☒	Rule 12h-3(b)(1)(i)

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Fidelity National Information Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2003	By:	/s/ Neil A. Johnson

	Name: Title:	Neil A. Johnson Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.